

VISION FOR GROWTH

INNOVATION + DIVERSIFICATION + EXPANSION

DIODES INCORPORATED®

ANNUAL REPORT 2009

[DIODES INCORPORATED AT A GLANCE]

Diodes Incorporated is a leading global provider of Discrete and Analog semiconductors. Our global footprint includes innovative marketing, engineering and sales teams around the world, manufacturing facilities in China, Europe and the United States, and a sophisticated network of distributors worldwide. A focus on product innovation, cost reduction and customer service has made Diodes an industry leader.

Combining leading silicon and packaging technologies, Diodes provides a broad portfolio of high-quality application specific standard products within the broad Discrete and Analog semiconductor markets.

Diodes' Discrete semiconductor portfolio, which includes Bipolar Transistors, MOSFETs, Schottky diodes, SBR®s, Switching diodes and Functional Specific Arrays, and Analog IC portfolio, which consists of Power Management ICs, Standard Linear, Lighting, Sensors, Direct Broadcast by Satellite and Applications Specific Standard Products, enable Diodes' customers' next-generation designs.

For more information, please visit www.diodes.com.

[FINANCIAL HIGHLIGHTS]



$215
$343
$401
$433
$434
2005
2006
2007
2008
2009

NET SALES in millions



$33
$49
$62
$42
$24
2005
2006
2007
2008
2009

NET INCOME NON-GAAP ADJUSTED[1] in millions



$225
$327
$397
$390
$441
2005
2006
2007
2008
2009

STOCKHOLDERS' EQUITY in millions

(in thousands, except per share data)	2009	2008	2007	2006	2005
Net sales	**$ 434,357**	$432,785	$401,159	$343,308	$214,765
Gross profit	**121,207**	132,528	130,379	113,892	74,377
Selling, general & administrative expenses	**70,396**	68,373	55,127	47,817	30,183
Research & development expenses	**23,757**	21,882	12,955	8,237	3,713
Amortization of acquisition-related intangible assets	**4,665**	3,706	836	360	—
In-process research & development	—	7,865	—	—	—
Restructuring	**(440)**	4,089	1,061	—	—
Total operating expenses	**98,378**	105,915	69,979	56,414	33,896
Income from operations	**22,829**	26,613	60,400	57,478	40,481
Interest income (expense), net	**(2,600)**	2,947	11,606	4,884	221
Amortization of debt discount	**(8,302)**	(10,690)	(9,996)	(1,712)	—
Other income (expense)	**(777)**	9,501	(225)	(1,212)	406
Income before taxes and noncontrolling interest	**11,150**	28,371	61,785	59,438	41,108
Income tax provision (benefit)	**1,302**	(2,158)	5,655	11,033	6,685
Net income	**9,848**	30,529	56,130	48,405	34,423
Less: Net income attributable to noncontrolling interest	**(2,335)**	(2,290)	(2,376)	(1,289)	(1,094)
Net income—common stockholders (GAAP)	**$ 7,513**	$ 28,239	$ 53,754	$ 47,116	$ 33,329
Net income—common stockholders (non-GAAP adjusted)[1]	**$ 24,072**	$ 42,229	$ 61,687	$ 48,520	$ 33,329
Earnings per share (GAAP)	**$ 0.17**	$ 0.66	$ 1.27	$ 1.14	$ 0.86
Earnings per share (non-GAAP adjusted)[1]	**$ 0.55**	$ 0.99	$ 1.46	$ 1.17	$ 0.86
Number of shares	**43,449**	42,638	42,331	41,502	38,842

	2009	2008	2007	2006	2005
Total assets	**$1,021,898**	$890,712	$701,911	$622,139	$289,515
Working capital	**354,309**	209,565	451,801	395,354	146,651
Long-term debt, net of current portion	**124,797**	372,597	189,794	181,097	4,865
Stockholders' equity	**440,634**	390,159	396,931	327,403	225,474

1. For a reconciliation of GAAP net income to non-GAAP adjusted net income, see "Additional Information" located near the end of this report.
Results reflect 3-for-2 stock splits in December 2005 and July 2007



Raymond Soong
Chairman of the Board



Dr. Keh-Shew Lu
President and Chief Executive Officer

Diodes Incorporated achieved a number of significant accomplishments throughout 2009, a year in which our industry and the economy experienced one of their most challenging periods. Management began the year with a focus on cash preservation and prudently implemented cost reduction initiatives in response to the economic environment. Since that time, our decisive measures have proven successful and properly positioned the Company for its recent return to a profitable growth model as we enter 2010.

For the full year of 2009, revenue reached an all-time record of $434.4 million, which included twelve months of our Zetex acquisition. From the low point in the business cycle in the first quarter of 2009 to the fourth quarter, Diodes' revenue grew by almost 70% and gross margin increased from 18.6% to 32.1%. This accomplishment is a direct result of our disciplined operational management, solid execution on new product strategies and continued improvements in utilization at our packaging and wafer fabrication facilities. In addition, we executed several specific cost savings initiatives that further improved profitability while growing revenue throughout the year. All of these decisive measures taken resulted in Diodes delivering its 19th consecutive year of profitability. GAAP net income was $7.5 million, or $0.17 per diluted share, and non-GAAP adjusted net income[1] was $24.1 million, or $0.55 per share.

Also notable during 2009, we achieved positive cash flow from operations every quarter as a result of our efforts to reduce debt, inventory levels and capital expenditures. For the year, cash flow from operations amounted to $66 million; net cash flow was $139 million, and free cash flow was $43 million. Our strong cash position provides us with greater flexibility to pursue additional expansion opportunities. Additionally, Diodes continued to invest in new product development and achieved a high level of key-customer design wins that contributed to increased market share and strong revenue growth during the last three quarters of 2009, and we expect that momentum to continue into 2010. And lastly, we continued to strengthen our balance sheet—increasing working capital by nearly 70% to $354 million and repurchasing $48 million of our Convertible Senior Notes, which reduced the principal amount outstanding to $135 million.

As a result of these achievements, we believe we have emerged from the economic downturn in 2009 as a stronger company with expanded growth opportunities. We expect the growth momentum to continue and we remain positive on our outlook due to our strong design wins and new product introductions. During 2009, we released over 350 new products across all of our product families. On the analog side, design wins and in-process design activity were the highest in USB power switches, LED drivers, Hall effect sensors and low drop-out regulators, and on the discrete side in MOSFETs, bi-polar transistors, and SBR® devices. Analog revenue reached an all-time high during 2009, which is a testament to our continued focus on and expansion of this important product line. Additionally, our Zetex mid- and high-performance bi-polar transistors continued to gain traction at key accounts, due primarily to the ramping of designs in smartphones, as well as increased opportunities in voice-over-IP, LED drivers and mobile phone applications. Our continued focus on new product development and product line expansion further strengthened our customer position as a leading discrete and analog supplier.

Diodes also achieved revenue growth across all geographies with particular strength in Asia due to strong demand for our products that are utilized in notebooks, mobile phones, LED and LCD televisions and panels, and set-top boxes. We are also beginning to see steady improvements in North America and Europe as these markets began to stabilize towards the latter part of 2009. We were particularly pleased with our continued progress and account development in the China market. Increasing our market share in China is a key strategic

We are very encouraged by the positive trends we are seeing for our business, and we believe Diodes is well positioned for growth opportunities in 2010.

initiative for Diodes because we consider the China market to be a major growth driver. These positive trends across all regions of our business are setting the stage for Diodes' further growth.

In summary, these accomplishments during this difficult economic environment demonstrate the scalability of our business model and the successful execution on our new product initiatives that have enabled us to further increase our global market share. Further, we effectively capitalized on the operational and product synergies from our Zetex acquisition, which will continue to materialize in future results. The expanded customer base has provided Diodes a larger sales footprint and broadened our global presence. Looking forward, we remain focused on further ramping new product design wins, while expanding market share at new and existing customers. We plan to maintain our commitment to R&D and technology innovation in order to enhance our design activity and further capitalize on our multiple cross-selling opportunities, which we believe have just begun to be exploited. We are very encouraged by the positive trends we are seeing for our business, and we believe Diodes is well positioned for growth opportunities in 2010.

We would also like to take this time to thank you, our shareholders, customers, employees and suppliers, for your continued support and confidence in Diodes Incorporated. We look forward to continued success and achievements, as we remain focused on delivering profitable growth and increased value to our shareholders.



Raymond Soong
Chairman of the Board



Dr. Keh-Shew Lu
President and Chief Executive Officer

(1) For a reconciliation of GAAP net income to non-GAAP adjusted net income as well as additional information related to the Company's non-GAAP measures, please see "Additional Information" located near the end of this report.

[CORPORATE INFORMATION]

BOARD OF DIRECTORS

Raymond Soong [2C, 3C]
Chairman of the Board, *Diodes Incorporated*
Chairman of the Board,
Lite-On Technology Corporation
Director since 1993

C.H. Chen
Vice Chairman, *Diodes Incorporated*
Vice Chairman,
Lite-On Semiconductor Corporation
Director since 2000

Michael R. Giordano [1CF]
Senior Vice President,
UBS Financial Services, Inc.
Director since 1990

L.P. Hsu [1, 2]
Chairman, *Philips Taiwan Quality Foundation*
Director since 2007

Dr. Keh-Shew Lu
President & Chief Executive Officer,
Diodes Incorporated
Retired, Senior Vice President,
Texas Instruments, Inc.
Director since 2001

Dr. Shing Mao [2, 3]
Retired, Chairman of the Board,
Lite-On USA, Inc.
Director since 1990

John M. Stich [1, 3]
Honorary Consul General of Japan at Dallas
Retired, Chief Marketing Officer,
Texas Instruments, Inc.–Japan
Director since 2000

1 – Audit Committee Member
2 – Compensation Committee Member
3 – Governance and Stockholder Relations Committee Member
C – Committee Chair
F – Financial Expert

EXECUTIVE OFFICERS

Dr. Keh-Shew Lu
President & Chief Executive Officer
Employee since 2005

Mark A. King
Senior Vice President, Sales & Marketing
Employee since 1991

Joseph Liu
Senior Vice President, Operations
Employee since 1990

Hans Rohrer
Senior Vice President, Business Development
Employee since 2008

Richard D. White
Chief Financial Officer, Secretary & Treasurer
Employee since 2006

Colin Greene
Europe President and Vice President,
Europe Sales & Marketing
Employee since 2008

Julie Holland
Vice President, Worldwide Analog Products
Employee since 2008

Edmund Tang
Vice President, Corporate Administration
Employee since 2006

Francis Tang
Vice President, Worldwide Discrete Products
Employee since 2006

Carl C. Wertz
Vice President, Finance & Investor Relations
Employee since 1993

SHAREHOLDER INFORMATION

Diodes Incorporated common stock is listed on the NASDAQ Global Select Market (NASDAQ-GS: **DIOD**).

Calendar Quarter Ended	Closing Sales Price of Common Stock	
2009	High	Low
Fourth Quarter	$20.87	$15.47
Third Quarter	21.83	15.11
Second Quarter	16.32	11.24
First Quarter	11.27	5.59
2008	High	Low
Fourth Quarter	$17.13	$ 3.44
Third Quarter	28.26	17.31
Second Quarter	30.93	22.55
First Quarter	29.71	20.22

ANNUAL REPORT ON FORM 10-K

A copy of the Company's Annual Report on Form 10-K and other publicly filed reports, as filed with the United States Securities and Exchange Commission, are available at www.diodes.com or www.sec.gov or upon request of:

INVESTOR RELATIONS

Shelton Group
Contact: Leanne Sievers
19800 MacArthur Blvd., Suite 300
Irvine, California 92612
T: 949-224-3874
F: 949-224-3872
Email: LSievers@Sheltongroup.com
or Diodes-Fin@Diodes.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Moss Adams LLP
11766 Wilshire Blvd., Suite 900
Los Angeles, California 90025

TRANSFER AGENT & REGISTRAR

Continental Stock
Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004
T: 212-509-4000

GENERAL COUNSEL

Sheppard, Mullin, Richter & Hampton LLP
333 S. Hope Street, 42nd Floor
Los Angeles, California 90071-1448

FINANCIAL INFORMATION ONLINE

World Wide Web users can access Company information on the Diodes Incorporated Investor page at www.diodes.com

Designed by Curran & Connors, Inc. / www.curran-connors.com



DIODES INCORPORATED
Corporate Headquarters–Americas Sales
15660 Dallas Parkway, Suite 850
Dallas, Texas 75248 USA
T: 972-385-2810

ASIA SALES
Taipei, Taiwan
Shanghai, China
Shenzhen, China
Gyeonggi-do, Korea

EUROPE SALES
Munich, Germany

MANUFACTURING FACILITIES
Shanghai, China (2)
Kansas City, Missouri USA
Oldham, United Kingdom
Neuhaus, Germany


UL
REGISTERED FIRM

Diodes Incorporated
Registered to
ISO 9001-2000
File Number A5109

www.diodes.com
NASDAQ-GS: DIOD